SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
a publicly-held company

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
a publicly-held company

Telesp Celular Participações S.A. (“TCP”) and Tele Centro Oeste Celular Participações S.A. (“TCO”) by means of the present notice of material event and in compliance with the decision made by the Governing Board of CVM (Brazilian Securities and Exchange Commission), disclose the following:

(i)     their intention to proceed with the acquisition of the shares of TCO by TCP (“Share Acquisition”), (ii) the criteria and reasons supporting the definition of the exchange ratio applied to the Share Acquisition (Exchange Ratio) and (iii) other information related to the corporate restructuring:

1.     TCP confirms its intention to effect the Share Acquisition under the terms of the notice of material event dated January 16, 2003. The Exchange Ratio shall be, as disclosed previously, 1.27 TCP share for each TCO share.

2.     The Exchange Ratio was computed based on the quotes for TCO and TCP shares, plus a premium on TCO shares’ quote (equivalent to 15% above the exchange ratio computed based on the average price of such shares, for the 30 days prior to the date on which such Exchange Ratio was disclosed).

3.     TCP understands that market quotations are the appropriate criterion for determining the Exchange Ratio. This understanding is supported by previous positions held by CVM, such as can be inferred from CVM´s Orientation Opinion Number 1.

4.     TCP also understands that the quote for the TCO shares was not distorted during the period used for the purposes of determining the Exchange Ratio for the following reasons:

(i)

Since the beginning of independent trading on TCO and TCP shares and during any other representative period used for analysis purposes, the price of TCO shares increased substantially, more than the price of TCP shares or than the IBOVESPA index. It should be noted that any temporary decrease in the price of TCO shares resulting from the purchase of debentures issued by the former controlling company (the "Debentures") disclosed as material events on July 5, 2002 and August 14, 2002, was fully compensated during subsequent periods. The above statement is proven by the increase in prices of TCO shares during the periods between the days preceding the two material events concerning the Debentures and the material event disclosing the Share Acquisition, which exceeded 50% whereas the price of TCP shares and the IBOVESPA index were each, for the same periods, less than a 30%.

(ii)	Since the beginning of independent trading of TCO and TCP shares, the Exchange Ratio has exceeded the most beneficial exchange ratio of TCO shares for TCP shares, determined based on market quotes.

5.     In addition to the criterion and justifications referred above, it should be noted that under Article 30 of the TCP’s bylaws, approval of the Share Acquisitions must be “preceded by an analysis of economic and financial matters effected by an independent firm of world renown, confirming that all interested companies are receiving equitable treatment and the shareholders in such companies shall be afforded ample access to such the report on such analysis”. As a consequence, the Exchange Ratio, must be based on market quotes, and also be supported by an analysis prepared by an independent firm of world renown, which will also include discounted cash flows.

6.     Under current legislation, the Share Acquisition shall only be effective after the closing of the tender offer for common shares issued by TCO, now in the course of registration with the CVM and, at that time (i) the analysis of economic and financial matters referred above, (ii) the appraisal reports of shareholders’ equity at market values and (iii) the appraisal report of the book value of TCO´s shareholders’ equity will be prepared.

Finally, the Governing Board of CVM has informed the press that its technical bodies have established “an administrative inquiry to investigate possible irregularities in connection” with the Share Acquisition. Concerning this matter, TCP and TCO would like to inform the market that they are entirely confident that the absence of any irregularity in the Share Acquisition will be confirmed. Additional information that may be necessary to prove such absence of irregularities will be provided at the appropriate time.

São Paulo, August 21, 2003

Telesp Celular Participações S.A.

Fernando Abella
Director, Finance and Investor Relations

Tele Centro Oeste Celular Participações S.A.

Luis André Carpintero Blanco
Director, Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.